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SEC 05040855 MISSION

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HSC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3710 Rawlins, Suite 1500
(No. and Street)

Dallas (City) TX (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Doyle 214-528-5588 x-142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2200 Ross Avenue, Suite 1600 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 1 2005 WASH. D.C. 213 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mary Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HSC Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA KAY THOMPSON
Notary Public, State of Texas
My Commission Expires
June 24, 2007

Mary Doyle
Signature

President and General Principal
Title

Sandra Kay Thompson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HSC SECURITIES CORPORATION

(A Wholly Owned Subsidiary of
The Hallwood Group Incorporated)

(SEC ID No. 8-35216)

Financial Statements
and Supplemental Schedule for the
Year Ended December 31, 2004
and Independent Auditors' Report
and
Supplemental Report on Internal Control
Filed pursuant to Rule 17a-5(e)(3) as a Public Document

HSC SECURITIES CORPORATION
(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2004

	Page
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT	
Independent Auditors' Report	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934	
Schedule I - Computations of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	9
EXHIBIT I - Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
HSC Securities Corporation
3710 Rawlins, Suite 1500
Dallas, Texas 75219

We have audited the following financial statements of HSC Securities Corporation (the "Company") (a wholly owned subsidiary of The Hallwood Group Incorporated) for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash

flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9

This schedule is the responsibility of the Company's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
February 23, 2005

HSC SECURITIES CORPORATION
(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 58,508
ADVANCE TO PARENT COMPANY	115,000
DEPOSIT WITH CLEARING BROKER	9,000
Total Assets	$182,508

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
None	
STOCKHOLDER'S EQUITY	
Common stock, without par value	
Authorized, 1,000 shares;	
Issued and outstanding, 100 shares;	
Stated value of	$ 25,000
Additional paid-in capital	311,812
Accumulated deficit	(154,304)
	182,508
Total Liabilities and Stockholder's Equity	$182,508

See notes to financial statements.

HSC SECURITIES CORPORATION

(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Interest	$ 318
EXPENSES	
Professional fees	6,000
Administration fee from parent company	5,000
Dues and licenses	2,455
Loss on sale of marketable security	959
Other administrative	599
Recovery - broker clearing deposit	(200)
State and local taxes	351
	15,164
NET LOSS	$(14,846)

See notes to financial statements.

HSC SECURITIES CORPORATION

(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$(14,846)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in advance from parent company	5,000
Loss on sale of marketable security	959
Cash used in operating activities	(8,887)
Cash flows from investing activities:	
Proceeds from sale of marketable security	1,876
Cash flows from financing activities:	
None	--
Net decrease in cash and cash equivalents	(7,011)
Cash and cash equivalents balance - beginning of year	65,519
Cash and cash equivalents balance - end of year	$58,508
Supplemental Disclosures of Non-Cash Investing and Financing Activities:	
None	--
Supplemental Disclosures of Cash Payments:	
Income taxes	--
Interest	--

See notes to financial statements.

HSC SECURITIES CORPORATION
(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2004	$25,000	$311,812	$ (139,458)	$197,354
Net loss	--	--	(14,846)	(14,846)
Balance, December 31, 2004	$25,000	$311,812	$(154,304)	$182,508

See notes to financial statements.

HSC SECURITIES CORPORATION
(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. <u>Accounting Policies</u>

The significant accounting policies of HSC Securities Corporation (the "Company") are as follows:

(a) Affiliation - The outstanding common stock of the Company is owned 100% by its parent, The Hallwood Group Incorporated ("Hallwood"). It is the intention of Hallwood to continue to support the operations of the Company for a period of not less than one year.

(b) Income taxes - The Company is included in the consolidated federal income tax and state franchise tax returns of Hallwood. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," the Company does not have a tax sharing agreement in place and, therefore, does not receive any benefits from Hallwood. Accordingly, a full valuation allowance has been recorded against the deferred tax asset.

(c) The Company does not carry customer accounts and is therefore exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule. The Company has entered into a PAIB agreement with its clearing broker. All customer transactions are cleared through its broker-dealer on a fully disclosed basis.

(d) Cash equivalents - The Company considers its holding of money market investments to be cash equivalents since such investments mature within 90 days from the date of acquisition.

(e) Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during each reporting period. Actual results may differ from such estimates.

(f) Advance to parent - The Company is owed certain amounts from Hallwood. These receivables are non-interest bearing and are payable upon demand.

(g) Operating agreement with parent - The Company has an agreement with Hallwood to share common offices, facilities and staff for an annual fee of $5,000.

(h) Investment in securities - The Company owned 300 shares of stock in a publicly traded company and considered such stock investment to be a trading security. Accordingly, this investment was reported at fair value. The investment was sold in 2004.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

2. Deposit with Clearing Broker

The Company's former clearing broker, MJK Clearing, Inc., was in liquidation. Most of the securities, cash and other property formerly held by MJK Clearing, Inc. were transferred to SWS Securities, Inc. In connection with the liquidation, the value of the Company's Deposit with Clearing Broker was reduced to $9,000 from its original value of $10,000. Accordingly, the Company recorded a $1,000 loss during the year ended December 31, 2001. The Company filed a claim with the Securities Investor Protection Corporation to recover its loss and received a $800 recovery prior to December 31, 2003 and a $200 recovery during the year ended December 31, 2004.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $67,508, which was $62,508 in excess of its required net capital of $5,000.

SCHEDULE I

HSC SECURITIES CORPORATION
(A Wholly Owned Subsidiary of The Hallwood Group Incorporated)

COMPUTATIONS OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

	As of December 31, 2004
Stockholder's Equity	$ 182,508
Less: Non-allowable assets	
Advance to parent company	(115,000)
Net capital	$ 67,508

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$62,508
Excess net capital at 100%	$62,508

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (total aggregate indebtedness)	$-0-
Ratio of aggregate indebtedness to net capital	N/A

There are no material differences between the computation of net capital above, and the computation included in the Company's December 31, 2004 unaudited Focus report filed on January 20, 2005.

SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

February 23, 2005

Board of Directors
HSC Securities Corporation
3710 Rawlins, Suite 1500
Dallas, Texas 75219

In planning and performing our audit of the financial statements of HSC Securities Corporation (the "Company") (a wholly owned subsidiary of The Hallwood Group Incorporated) for the year ended December 31, 2004 (on which we issued our report dated February 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Dallas, Texas
February 23, 2005